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(LIHIR GOLD LIMITED LOGO)

Lihir Gold Limited                      Level 9, AAMI Building, 500 Queen Street
                                                     Brisbane QLD 4000 Australia
                                      (GPO Box 905, Brisbane QLD 4001 Australia)

                                                                tel 07 3318 3300
Incorporated in Papua New Guinea                                fax 07 3318 9203
ARBN 069 803 998                                                www.lihir.com.pg

September 5, 2006

Ms Jill Davis
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
100 F Street, N.E., Stop 7010
WASHINGTON, D.C. 20549

Dear Ms Davis

LIHIR GOLD LIMITED
FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
FILED JUNE 30, 2005
RESPONSE LETTER DATED JUNE 23, 2006
FILE NO. 0-26860

Set forth below are the responses of Lihir Gold Limited ("the Company") to comments in the letter from the Staff of Corporate Finance of the Securities and Exchange Commission dated June 23, 2006, regarding the above-referenced materials.

For the Staff's convenience, the Staff's comments are set forth below in bold before each response.

We thank the Staff for the teleconference on July 11, 2006 and the beneficial exchange of information. The Company's responses to the Staff's comments reflect the information discussed during the teleconference call.

1. WE ARE CONTINUING TO CONSIDER YOUR RESPONSES TO PRIOR COMMENTS ONE, FOUR AND SIX REGARDING THE ACCOUNTING FOR DEFERRED STRIPPING COSTS AND YOUR APPLICATION OF YOUR DEFERRED STRIPPING RATIO ON A LIFE-OF-MINE BASIS AS OPPOSED TO A PHASE BASIS. PLEASE CALL US AT YOUR EARLIEST AVAILABILITY TO DISCUSS THE MATTER.

RESPONSE:

In the teleconference on July 11, we discussed the material provided in our earlier responses, the Staff's views on these matters as well as the Company's position. In summary, the Company believes that the accounting for deferred stripping costs and the application of the life-of-mine stripping ratio is appropriate under IFRS, based on the specifics of the mine for the following reasons:

- In accordance with IAS 8.12, the Company has applied the concepts in IAS 16 and the IFRS Framework, as well as consideration of well understood industry practices to account for its pre and post production stripping costs;

- The change in attribution model was made to ensure more appropriate reporting of deferred stripping costs for the new Lienetz pit, given its different geological circumstances from the Minifie pit, which was fully depleted in 2004. The change in characteristics in Lienetz supports the view that the method of attributing stripping costs should be determined based on the facts and circumstances appropriate to the mine, as further described in Comment 3 below.

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Ms Jill Davis
September 5, 2006                                                             2.


For US GAAP purposes, prior to the issuance of EITF 04-06, the accounting treatment for deferred stripping costs was varied. However, in light of the issuance of the new requirements of EITF 04-06, the Company confirms that it will conform its US GAAP accounting treatment for deferred stripping to the new requirements effective from January 1 2006.

2. WE NOTE THAT IT APPEARS THAT YOU APPLY A STRIPPING RATIO TO PRE-PRODUCTION STRIPPING AND WASTE REMOVAL COSTS. PLEASE DEMONSTRATE WHY IT IS MORE APPROPRIATE TO ATTRIBUTE PRE-PRODUCTION COSTS USING THE STRIPPING RATIO AS OPPOSED TO DEPLETING SUCH COSTS USING A UNITS-OF-PRODUCTION METHOD CONSISTENT WITH YOUR VIEWS THAT THESE COSTS ARE MINE DEVELOPMENT COSTS RATHER THAN PRODUCTION COSTS.

RESPONSE:

Following the Company's discussion with the Staff on July 11, the Company has re-examined the accounting treatment for pre-production deferred stripping costs and continues to believe that the method of attribution using a stripping ratio is permissible under the IFRS Framework and IAS 16. The Company's view is that the nature of the costs incurred in the pre-production phase are similar to the development phase and that using a stripping ratio results in a systematic and rational allocation of a rateable amount of stripping costs to the related reserves extracted from the mine. This is supported under the IFRS Framework paragraph 96 which indicates that when "economic benefits are expected to arise over several accounting periods and the association with income can only be broadly or indirectly determined, expenses are recognised in the income statement on the basis of systematic and rational allocation procedures. This is often necessary in recognising the expenses associated with the using up of assets such as property, plant, equipment....; in such cases the expense is referred to as depreciation or amortisation. These allocation procedures are intended to recognise expenses in the accounting periods in which the economic benefits associated with these items are consumed or expire".

In relation to the Company's teleconference discussions with the Staff on July 11 regarding the US GAAP treatment of pre-production stripping costs, the Company respectfully advises that in the case of the Lienetz pit where significant pre-production stripping was required and de minimis levels of ore extracted for processing, the application of a stripping ratio to pre-production stripping achieved materially the same attribution outcome as capitalizing all of the pre-stripping and applying the units-of-production method of attribution. The Company, however, acknowledges that with the issuance of EITF 04-06, applicable to the Company from January 1 2006, the Company will need to review the cut-over from pre-production to the production stage to determine the future impact of applying the units-of-production method for US GAAP purposes. For this purpose, the Staff indicated in the call of July 11, that it would provide the Company with further guidance in this area.

Subject to further guidance being received from the Staff, the Company considers that the applicable date for cut-over for US GAAP accounting purposes is January 1, 2005, because up to that time only isolated immaterial pockets of ore were being extracted. The Company considers the commencement of the production phase to therefore be January 1 2005, being the beginning of the period in which consistent levels of ore were being encountered.

3. PLEASE CONFIRM WHETHER YOUR MINING PROCESS HAS CHANGED FROM A PHASED BASED APPROACH.

RESPONSE:

As noted in our discussion on July 11 with the Staff, the Company continues to use the term phases, which are sometimes called stages or push-backs, to refer to the mining sequence. These terms refer to blocks of the orebody and waste that are extracted in a sequential manner. While the general mining process itself has not changed, the conditions and physical characteristics of the Lienetz pit are different to Minifie, for this reason, a change in attribution model from the phase basis to the whole of pit or life-of-mine basis of attribution is preferable.

In 2004, as mining operations began the transition from the Minifie to the Lienetz pit, it was considered more appropriate to change to the whole of pit stripping ratio as the planned mining phases had significant variation in the ore-to-waste ratio and the sequence of mining in the Lienetz pit was subject to significant change due to the geological characteristics of the new pit. Our experience in mining Lienetz over the last 2 years (2004 to 2006) has confirmed our prediction of the Lienetz mine plans and the appropriateness of the whole of pit stripping ratio approach. The mine plan has been changed several times including a re-sequencing and narrowing of some of the phases and leaving lower elevation benches within the mine for mining at a later date in conjunction with the

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Ms Jill Davis
September 5, 2006                                                             3.


mining of other phases. The added complexity of the partial extraction of material in a phase and the difficulty of bulk measurement from mining activities across different and changing phases for accounting purposes supports the change to using the whole of pit stripping ratio. During this period the pit shells for the entire Lienetz pit have not changed and therefore there is no need to adjust the stripping ratio until the next restatement of the ore reserves in early 2007.

In summary, whilst the Company's mining operations continues to be planned in phases, because of the numerous changes in the mining sequence caused by the extreme geological characteristics of the Lienetz pit, including instability and geothermal activity in the pit, it was difficult to track these numerous changes and account for the changes in a reliable manner, resulting in the decision to change procedures to a whole-of-pit strip ratio coincidental with the commencement of Lihir's second pit - the Lienetz ore body.

CONCLUSION

If you have any questions or comments regarding our responses, please contact Paul Fulton of Lihir Gold in Australia on +61 7 3318 3318 or Facsimile +61 7 3318 9203.

Very Truly Yours


/s/ Paul Fulton
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Paul Fulton
Chief Financial Officer
Lihir Gold Limited